SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

                               (Amendment No. 20)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
            RULE 13(d)-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13(d)-2(a)

                             KOOR INDUSTRIES LIMITED
                                (Name of Issuer)

                   Ordinary Shares/American Depositary Shares
                         (Title of Class of Securities)

                                   500 507 108
                                 (CUSIP Number)

                              Marc A. Berger, Esq.
                       Davies Ward Phillips & Vineberg LLP
                 625 Madison Ave, 12th Floor, New York, NY 10022
                                 (212) 308-8866

                       (Name, Address and Telephone Number
           of Person Authorized to Receive Notices and Communications)

                                  July 3, 2006
             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. |_|

            Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended, and the regulations of the Securities and Exchange Commission promulgated thereunder (the "Exchange Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
CUSIP No. 500 507 108                 13D                           Page 2 of 14
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Claridge Israel LLC
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**
                                                                 (a)  |_|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS**

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    0
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           0
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES** |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.0%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON**

     CO
--------------------------------------------------------------------------------
                     **SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
CUSIP No. 500 507 108                 13D                           Page 3 of 14
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     CBT Holdings LLC
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**
                                                                 (a)  |_|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS**

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    0
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           0
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES** |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.0%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON**

     CO
--------------------------------------------------------------------------------
                     **SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
CUSIP No. 500 507 108                 13D                           Page 4 of 14
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Charles Rosner Bronfman Family Trust
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**
                                                                 (a)  |_|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS**

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Canada
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    0
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           0
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES** |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.0%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON**

     0O
--------------------------------------------------------------------------------
                     **SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
CUSIP No. 500 507 108                 13D                           Page 5 of 14
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     The Charles Bronfman Trust
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**
                                                                 (a)  |_|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS**

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    0
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           0
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES** |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.0%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON**

     OO
--------------------------------------------------------------------------------
                     **SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
CUSIP No. 500 507 108                 13D                           Page 6 of 14
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     The Charles R. Bronfman Trust
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**
                                                                 (a)  |_|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS**

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     New York
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    0
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           0
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES** |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.0%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON**

     OO
--------------------------------------------------------------------------------
                     **SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
CUSIP No. 500 507 108                 13D                           Page 7 of 14
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Esarbee Investments Limited
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**
                                                                 (a)  |_|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS**

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Canada
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    0
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           0
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES** |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.0%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON**

     CO
--------------------------------------------------------------------------------
                     **SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
CUSIP No. 500 507 108                 13D                           Page 8 of 14
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     87215 Canada Ltd.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**
                                                                 (a)  |_|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS**

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Canada
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    0
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           0
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES** |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.0%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON**

     CO
--------------------------------------------------------------------------------
                     **SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
CUSIP No. 500 507 108                 13D                           Page 9 of 14
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Anfield Limited
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**
                                                                 (a)  |_|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS**

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Israel
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    672,174*
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           672,174*
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     672,174*
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES** |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.1%*
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON**

     CO
--------------------------------------------------------------------------------
                     **SEE INSTRUCTIONS BEFORE FILLING OUT!

* All Ordinary Shares beneficially owned by the Reporting Person are subject to the "Anfield Agreements referred to in Items 4, 6 and 7. The percentage set forth in line 13 above is based on 16,464,964 Ordinary Shares outstanding as of July 2, 2006 (excluding 15,799 Ordinary Shares owned by a wholly owned subsidiary of the Issuer), as the Issuer advised the Reporting Persons.

The following constitutes Amendment No. 20 ("Amendment No. 20") to the Schedule 13D dated October 22, 1997, as amended by Amendment Nos. 1 - 19 (collectively, as amended, the "Original Schedule 13D"). This Amendment No. 20 amends the Original Schedule 13D as specifically set forth herein.

Item 2: Identity and Background.

The first paragraph of Item 2 is replaced with the following text:

This Amendment No. 20 is being filed by Esarbee Investments Limited, a Canadian corporation ("Esarbee"), Claridge Israel LLC, a Delaware limited liability company ("Claridge"), The Charles Bronfman Trust, a Delaware trust ("CBT"), CBT Holdings LLC, a Delaware limited liability company wholly owned by CBT ("CBT Holdings"), the Charles Rosner Bronfman Family Trust, a trust organized under the laws of the Province of Quebec and the indirect owner of Esarbee ("CRBFT"), The Charles R. Bronfman Trust ("CR.BT") and Anfield Limited ("Anfield"). All of such entities are already Reporting Persons. This Amendment No. 20 is also being filed by 87215 Canada Ltd. ("87215"), which is included among the "Reporting Persons" referred to in this Amendment No. 20.

With respect to 87215, the following information is inserted in the appropriate subsection within Item 2:

(b) 87215 has a business address at c/o Bennett Jones LLP, 4500 Bankers Hall East, 855 - 2nd Street S.W., Calgary, Alberta T2P 4K7 Canada. Schedule I to this Amendment No. 20 contains the name, business address, present principal occupation and citizenship of each of the directors and executive officers of 87215 (the "Schedule I Persons").

(c) The principal activities of 87215 consist of the acquisition, ownership, disposition and reinvestment of investment assets and related business activities.

(d) During the past five years, neither 87215 nor, to the best of its knowledge, any of the Schedule I Persons have been convicted in a criminal proceeding.

(e) During the past five years, neither 87215 nor, to the best of its knowledge, any of the Schedule I Persons have been a party to any civil proceeding as a result of which it has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 4. Purpose of Transaction.

      Item 4 in the Original Schedule 13D is hereby amended by inserting the following text at the end thereof:

      The closing of the purchase and sale of the Ordinary Shares under the Share Purchase Agreement dated May 1, 2006 (the "Share Purchase Agreement") occurred on July 3, 2006 (the "closing"), such that Purchaser completed the purchase of an aggregate of 5,081,033 Ordinary

Shares, representing approximately 30.9% of the Issuer's outstanding share capital, for an aggregate purchase price of US$393,780,057, or US$77.50 per Ordinary Share.

      In connection with the closing, the parties to the Share Purchase Agreement amended it by way of entering into an Amendment Agreement, dated July 3, 2006 (the "Amendment Agreement"). The Amendment Agreement only amended the agreements between Anfield and the Purchaser, and (other than the first sentence of the last paragraph of this Item 4) the balance of the disclosure in this Item 4 relates to Anfield only. Pursuant to the Amendment Agreement:

            (1) The number of Ordinary Shares acquired by Purchaser at the closing was reduced by 672,174 Ordinary Shares (from 5,753,207 Ordinary Shares to 5,081,033), representing approximately 4.1% of the Issuer's outstanding share capital. These 672,174 Ordinary Shares (the "Anfield Shares") were and remain held by Anfield Limited, one of the sellers under the Share Purchase Agreement, and did not include any of the 90,000 Ordinary Shares that were beneficially owned by 87215, which is the entity referred to in the Share Purchase Agreement as the "related entity" on behalf of which Anfield was acting;

            (2) Anfield was granted a put option, exercisable during the period commencing on December 1, 2006 and ending on December 24, 2006, to sell the Anfield Shares to Purchaser on December 28, 2006, for an aggregate consideration of NIS 235,806,912 (equating to approximately US$53,109,665), or approximately NIS 350.81 per Ordinary Share (equating to approximately US$79), subject to adjustments for distributions made by the Issuer and linked to the Israeli Consumer Price Index; and

            (3) Anfield received at the closing an interest-bearing loan from Purchaser in the amount of NIS 231,295,073 (equating to approximately US$52,093,485), a portion of the proceeds of which are intended to secure the release of security interests that exist over the Anfield Shares. The loan, which matures in December 2006, was granted pursuant to the terms of a Loan Agreement, dated July 3, 2006, by and between Purchaser, as lender, and Anfield, as borrower (the "Loan Agreement") and is secured by (i) a first ranking fixed charge over the Anfield Shares in favor of Purchaser pursuant to the terms of a Debenture by and between Purchaser and Anfield of even date therewith (the "Debenture") and (ii) Anfield's depositing the Anfield Shares in escrow.

      In connection with the Closing, seven members of the Board of Directors of the Issuer resigned and five members, designated by Purchaser, were appointed to the Board of Directors of the Issuer. In addition, Purchaser and Anfield entered into a Guarantee Facility Agreement, dated July 3, 2006, whereby Purchaser undertook to provide a US$10,000,000 guaranty to a bank in order to assist Anfield to obtain a credit facility from one of the four major Israeli banks in an amount of US$40,000,000 for the sole purpose of purchasing publicly-traded securities of companies at Anfield's discretion, subject to the terms and conditions set forth therein.

      The foregoing description of the Amendment Agreement, Loan Agreement and Debenture (collectively, the "Anfield Agreements") does not purport to be complete and is subject to, and qualified in its entirety by reference to, the provisions of the Amendment Agreement, Loan Agreement and Debenture filed as Exhibits 99.1, 99. 2 and 99.3 hereto, respectively.

      The above-described transactions do not evidence any change in the purpose of the Reporting Persons that sold their Ordinary Shares. The Anfield Agreements do not reflect a change in Anfield's purpose in entering into the Share Purchase Agreement, but reflect Anfield's willingness to delay or (if Anfield chooses not to exercise the above-described put agreement) forego and terminate Anfield's right and obligation to sell its Ordinary Shares in consideration for the various agreements of the Purchaser set forth in the Anfield Agreements and the Guaranty Facility Agreement. Based upon market conditions existing prior to the expiration of the put option, Anfield will take such actions with respect to the put option as it deems appropriate.

Item 5. Interest in Securities of the Issuer.

      (a) Section (a) of Item 5 of the Original Schedule 13D is amended and restated in its entirety as follows:

      Percentages below are based on 16,464,964 Ordinary Shares outstanding as of July 2, 2006 (excluding 15,799 Ordinary Shares owned by a wholly owned subsidiary of the Issuer), as the Issuer advised the Reporting Persons.

      Each of CBT Holdings, Claridge, 87215, CBT, Esarbee, CRBFT and CR.BT now beneficially own zero (-0-) Ordinary Shares.

      Anfield directly owns an aggregate of 672,174 Ordinary Shares, representing 4.1% of the issued and outstanding Ordinary Shares.

      (b) Section (b) of Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

      Section 5(b) is no longer applicable to CBT Holdings, Claridge, 87215, CBT, Esarbee, CRBFT and CR.BT, none of which beneficially own any Ordinary Shares after the closing.

      Anfield has sole voting right and rights to dispose of its 672,174 Ordinary Shares. All of these Ordinary Shares are subject to the Anfield Agreements.

      (c) During the last sixty days there have been no transactions in the Ordinary Shares effected by the Reporting Persons, nor, to the best of their knowledge, any of their respective Schedule I Persons.

      (d) N/a

      (e) Each of the Reporting Persons has ceased to be the beneficial owner of more than five percent of the Ordinary Shares (whether in the form of Ordinary Shares or ADRs) and, accordingly, is no longer a "reporting person" with respect to such securities of the Issuer.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of Issuer.

      Other than customary surviving obligations for breaches of representations and warranties under the Share Purchase Agreement, as amended, the selling Reporting Persons are no longer parties to any contracts or arrangements with respect to the Issuer's Ordinary Shares. Anfield is not a party to any contracts or arrangements with respect to the securities of Issuer other than the Anfield Agreements described in Item 4 above, which description is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

      Exhibit 99.1.     Amendment Agreement (incorporated by reference to
                        Exhibit 1 to Amendment No. 2 on Schedule 13D/A (filed on July 10, 2006) to the Statement on Schedule 13D in respect of the Ordinary Shares of the Issuer initially filed by IDB Development Corporation Ltd., IDB Holding Corporation Ltd., Mr. Nochi Dankner, Mrs. Shelly Bergman, Mrs. Ruth Manor and Mr. Avraham Livnat, with the Securities and Exchange Commission on June 6, 2005, hereinafter "Amendment No. 2 to the Purchaser's Schedule 13D").

      Exhibit 99.2 Loan Agreement between Anfield, as borrower, and the Purchaser, as lender (incorporated by reference to Exhibit 2 to Amendment No. 2 to the Purchaser's Schedule
                        13D).

      Exhibit 99.3 Debenture from Anfield, as pledgor, in favor of the Purchaser (incorporated by reference to Exhibit 3 to Amendment No. 2 to the Purchaser's Schedule 13D).

                                      * * *

                                    SIGNATURE

      After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned hereby certifies that the information contained in this statement is true, complete and correct.

Dated: July 6, 2006


CBT HOLDINGS LLC                           CLARIDGE ISRAEL LLC

By: /s/ Bruce I. Judelson                  By: /s/ Bruce I. Judelson
    -----------------------------------        ---------------------------------
    Name:  Bruce I. Judelson                   Name:  Bruce I. Judelson
    Title: Authorized Signatory                Title: Authorized Signatory


ESARBEE INVESTMENTS LIMITED                CHARLES ROSNER BRONFMAN
                                           FAMILY TRUST

By: /s/ Oded Tal                           By: /s/ Oded Tal
    -----------------------------------        ---------------------------------
    Name:  Oded Tal                            Name:  Oded Tal
    Title: Vice President, Investments         Title: Authorized Representative



ANFIELD LIMITED                            THE CHARLES BRONFMAN TRUST

By: /s/ Alan Sacks                         By: /s/ Jay H. Rubinstein
    -----------------------------------        ---------------------------------
    Name:  Alan Sacks                          Name:  Jay H. Rubinstein
    Title: Director                            Title: Trustee


87215 CANADA LTD.                          THE CHARLES R. BRONFMAN TRUST

By: /s/ Alan Sacks                         By: /s/ Oded Tal
    -----------------------------------        ---------------------------------
    Name:  Alan Sacks                          Name:  Oded Tal
    Title: Authorized Signatory                 Title: Authorized Signatory

                                   SCHEDULE I
                                 TO SCHEDULE 13D

                           Information with Respect to
  Shareholders, Directors and Executive Officers of 87215 Canada Ltd. ("87215")

Controlling               Present Business            Present Principal
Shareholder                   Address                     Occupation            Citizenship
-----------                   -------                     ----------            -----------
3096475                4500 Bankers Hall East        Investment holdings           Canada
Canada Inc.*           855 - 2nd Street S.W.
                       Calgary, Alberta
                       T2P 4K7 Canada

Board of Directors of Reporting
Person (87215) and above-named
controlling shareholder

Senator E. Leo         c/o Bennett Jones LLP         Private Investor/             Canada
Kolber*                4500 Bankers Hall East        Senator (retired)
                       855 - 2nd Street S.W.
                       Calgary, Alberta
                       T2P 4K7  Canada

Zeno Santache          c/o Claridge Inc.             Chief Financial               Canada
                       1170 Peel Street              Officer,
                       Montreal, Quebec              Claridge Inc.
                       Canada

Executive Officers of Reporting
Person (87215) and above-named
controlling shareholder

Senator E. Leo             As above
Kolber
Zeno Santache              As above

Richard P.             c/o Claridge Inc.             Consultant                    Canada
Doyle                  1170 Peel Street
                       Montreal, Quebec
                       Canada

Michel                 c/o Claridge Inc.             Consultant                    Canada
Boucher**              1170 Peel Street
                       Montreal, Quebec
                       Canada

Glenn                  c/o Claridge Inc.             Controller,                   Canada
Hamilton-              1170 Peel Street              Claridge Inc.
Browne                 Montreal, Quebec
                       Canada

*     Senator E. Leo Kolber is the sole shareholder of 3096475 Canada Inc.

**    Executive Officer of 87215 only